Exhibit 99.77c


A Special Meeting of Shareholders was held on December 2, 1996. At the meeting, shareholders of the Funds were asked to consider the election of three (3) nominees to the Board of Trustees.

The results of all matters voted on by shareholders of the Funds at the Special Meeting of Shareholders, in dollar weighted values for shares voted by proxy, were as follows: nominees Mark R. Taylor, Gregory L. Watson and S.D. Sicotte received 146,622,830, 146,993,113 and 146,993,113 votes FOR, respectively and 374,409, 4,126 and 4,126 votes withholding authority, respectively.